August 23, 2002

Response Of The Office Of Chief Counsel
<u>Division Of Corporation Finance</u>

Re: Allstate Life Insurance Company
Incoming letter dated August 21, 2002

Based on the facts presented, the Division will raise no objection if Allstate Life's registration statement on Form 10 under the Securities Exchange Act of 1934 is incorporated by reference into a registration statement on Form S-3 under the Securities Act of 1933 filed by Allstate Life pursuant to General Instruction I.C.2 of Form S-3.

Further, so long as The Allstate Corporation directly or indirectly owns all of the outstanding common stock of Allstate Life, the Division will not recommend enforcement action if:

(1) Allstate Life does not file proxy or information statements pursuant to Section 14 of the Exchange Act with respect to its common stock;

(2) Allstate Life's officers, directors and beneficial holders do not file reports with respect to Allstate Life's common stock under Section 16(a) of the Exchange Act;

(3) holders of Allstate Life's common stock do not file reports under Section 13(d) or 13(g) of the Exchange Act with respect to their holdings of Allstate Life common stock; and

(4) the filing requirements under Section 13(e) of the Exchange Act are not complied with in connection with transactions involving the common stock of Allstate Life.

If Allstate Life registers another class of its securities under Section 12 of the Exchange Act, then Allstate Life, its shareholders and The Allstate Corporation should comply with all of the requirements imposed as a result of registration of that class.

These positions are based on the representations made to the Division in your letter. Any different facts or conditions might require the Division to reach different conclusions. Further,

CR

this response only represents the Division's position on enforcement action and does not purport to express any legal conclusion on the questions presented.

Sincerely,

Jonathan A. Ingram
Special Counsel

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 23 2002

Peter E. Panarites
Foley & Lardner
Washington Harbour
3000 K Street, N.W.
Suite 500
Washington, D.C. 20007-5143

Re: Allstate Life Insurance Company

Dear Mr. Panarites:

In regard to your letter of August 23, 2002, our response thereto is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in your letter.

Sincerely,

Paula Dubberly
Chief Counsel

BRUSSELS
CHICAGO
DENVER
DETROIT
JACKSONVILLE
LOS ANGELES
MADISON
MILWAUKEE
ORLANDO
SACRAMENTO
SAN DIEGO/DEL MAR
SAN FRANCISCO
TALLAHASSEE
TAMPA
WASHINGTON, D.C.
WEST PALM BEACH

RECEIVED
2002 AUG 22 AM 11:41
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

FOLEY & LARDNER
ATTORNEYS AT LAW

August 21, 2002

Form 10 and Sections 13(d), 13(e)
13(g), 14 and 16(a) of the
Securities Exchange Act of 1934

Paula Dubberly, Esq.
Chief Counsel
Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, NW
Washington, D.C. 20549

Re: Allstate Life Insurance Company

Dear Ms. Dubberly:

We are writing on behalf of our client, Allstate Life Insurance Company ("Allstate Life"), an Illinois stock life insurance company, to seek no-action assurances from the Commission staff regarding the matters described below. This letter replaces our letter to you of April 23, 2002 on behalf of Allstate Life regarding essentially the same matters, responds to comments we received on July 3, 2002, from Jonathan A. Ingram of your office, and reflects changes agreed upon in the undersigned's telephone conversation of August 15, 2002, with Amy M. Starr of your office. Seven copies of this letter are enclosed for the Commission staff's reference.

A. FACTS

Allstate Life is wholly-owned by Allstate Insurance Company ("Allstate Insurance"), an Illinois stock insurance company, which, in turn, is a wholly-owned subsidiary of The Allstate Corporation ("Allstate Corporation"), a Delaware corporation. Allstate Corporation is a reporting company under the Securities Exchange Act of 1934 ("Exchange Act") (File No. 001-

FOLEY & LARDNER
WASHINGTON HARBOUR
3000 K STREET, N.W., SUITE 500
WASHINGTON, D.C. 20007-5143

TEL: 202.672.5300
FAX: 202.672.5399
WWW.FOLEYLARDNER.COM

WRITER'S DIRECT LINE
202.295.4019

EMAIL ADDRESS
ppanarites@foleylaw.com

CLIENT/MATTER NUMBER
303440-0011

002.858686.2

11840). It conducts its business principally through Allstate Insurance, Allstate Life and their subsidiaries.

Allstate Life is planning to publicly offer three new deferred annuity contracts ("Contracts") on or about October 1, 2002.[1] The Contracts offer, among other features, several investment options to which Contract owners may allocate purchase payments, including:

(a) variable sub-accounts that invest in mutual fund shares and that fund contract benefits that vary depending on the performance of the mutual funds ("Variable Sub-Accounts");[2]

(b) investment options funded by Allstate Life's general or "fixed" account that provide contract benefits at fixed interest rates; and

(c) a "Market Value Adjustment Account" investment option, which offers a fixed rate of return if held to maturity or, if not held to maturity, a rate of return subject to a market value adjustment ("MVA") under the circumstances described below.

Our request with respect to the Contracts only relates to the Market Value Adjustment Account feature of the Contracts.[3]

The Market Value Adjustment Account is divided into "Guarantee Period Accounts." A new Guarantee Period Account is established each time the Contract owner allocates a purchase

[1] Like all deferred annuity contracts issued by life insurance companies, the Contracts are insurance contracts that confer upon Contract owners certain rights and benefits in accordance with their terms and conditions and applicable state insurance laws. The Contracts are designed to enable Contract owners to accumulate earnings for retirement, savings, and other long-term investment purposes.

[2] The Variable Sub-Accounts are investment divisions of Allstate Life's Separate Account A, a unit investment trust registered under the Investment Company Act of 1940 (File No. 811-09227) ("Separate Account A"). Units of interest ("units") of Separate Account A are registered under the Securities Act of 1933 ("Securities Act") pursuant to three separate registration statements on Form N-4 (File Nos. 333-72017, 333-31288, and 333-96115) (the "Form N-4 Registration Statements"). Units of Separate Account A to be issued in connection with the Contracts are the subject of post-effective amendments to the Form N-4 Registration Statements ("Form N-4 Amendments") that are scheduled to become effective on September 6, 2002.

[3] The MVA Interests will be the subject of a Form S-3 registration statement, which will give rise to Exchange Act reporting obligations. The relief requested has no application either to the Variable Sub-Accounts (interests in which are registered on Form N-4) or the other fixed account options (which are not registered).

payment or transfers funds to the Market Value Adjustment Account. The owner selects the term of the Guarantee Period Account from those offered, which may range from one to ten years. Interest is earned at a fixed rate declared at the time the Guarantee Period Account is established. Assets in the Market Value Adjustment Account are part of Allstate Life's general account; they are held in "non-unitized" separate accounts[4] within the general account.

All amounts credited under the Market Value Adjustment Account, including accrued interest, will be guaranteed by Allstate Life so long as those amounts are held until the respective maturity dates of the Guarantee Period Accounts. Amounts credited under the Guarantee Period Accounts that are used prior to maturity for withdrawals, transfers and death benefit payments, or applied to income plan payouts that begin outside the 30-day period described below, will, however, be subject to an upward or downward MVA. An MVA will not apply to such amounts during the 30-day period after the term of a Guarantee Period Account expires. The MVA reflects changes in the current level of interest rates from those established at the beginning of the Guarantee Period Account.[5]

Allstate Life proposes to file a registration statement on Form S-3 (the "MVA Registration Statement") under the Securities Act, pursuant to General Instruction I.C.2., of Form S-3 to register the Market Value Adjustment Account interests ("MVA Interests").[6,7] However, unlike its ultimate parent, Allstate Corporation, Allstate Life has not previously been required to file a Form 10-K annual report that could be incorporated by reference into a Form

[4] A "non-unitized" separate account is a separate account established by an insurance company under state insurance law. However, unlike the typical separate account that supports variable benefits under an insurance product, there are no "units" of interest issued by a "non-unitized" separate account, which is maintained as part of the insurance company's general account.

[5] For example, if the interest rate applicable to an outstanding three-year Guarantee Period is 7% and the rate offered for a new three-year Guarantee Period is 5% at the time of a withdrawal, an MVA would apply to the withdrawn amount to give effect to the difference in interest rates.

[6] The MVA Interests will, of course, be non-convertible "investment grade securities," as defined in General Instruction I.B.2. of Form S-3. At the time of the sale of the Contracts, the MVA Interests will have been rated by "at least one nationally recognized statistical rating organization . . . [that will have] rated the [MVA Interests] security in one of its generic rating categories which signifies investment grade; typically, the four highest rating categories . . . signify investment grade." For this purpose, Allstate Life will submit copies of the Contracts and other information to a rating agency in accordance with customary procedures.

[7] The MVA Interests are part of the Contracts. Accordingly, the MVA Registration Statement will include the same prospectuses as are contained in the Form N-4 Amendments for the Contracts. Both the MVA Registration Statement and the Form N-4 Amendments will be reviewed by the staff of the Division of Investment Management. A copy of this letter is being sent to William J. Kotapish, Esq., Assistant Director, Office of Insurance Products, of that Division for his information.

S-3 prospectus. Accordingly, Allstate Life voluntarily filed a Form 10 registration statement (the "Form 10") to register its common stock under Section 12(g) of the Exchange Act on April 24, 2002. The Form 10 became effective on June 23, 2002, pursuant to the provisions of Section 12(g).

B. DISCUSSION AND REQUEST FOR NO-ACTION ASSURANCES

In connection with the foregoing, we now are writing with respect to the following matters.

1. Incorporation by Reference of Form 10 in Form S-3 Prospectuses

Allstate Life is in the process of preparing the MVA Registration Statement, to register the MVA Interests. The MVA Interests will be offered on a continuous basis pursuant to Rule 415 under the Securities Act, as is typical of such insurance product offerings. Consistent with filings made by other registrants, Allstate Life proposes to incorporate by reference its Form 10 in the prospectuses to be included in the MVA Registration Statement.[8]

Except as may be discussed with the Commission's staff, Allstate Life has no current plans to register on Form S-3 any other investment grade securities under the Securities Act.

After the filing of Allstate Life's first Form 10-K annual report, in March 2003, Allstate Life's updated Form S-3 prospectuses, commencing May 1, 2003, will incorporate by reference its Form 10-K and no longer incorporate the Form 10. The incorporation by reference of the Form 10 is, thus, an interim measure that is necessary only because Allstate Life has not previously been required to file reports under the Exchange Act. Allstate Life will, of course, also become subject to those reporting requirements, pursuant to Section 15(d) of the Exchange Act, upon the effectiveness of the MVA Registration Statement.

In the foregoing circumstances, we request your confirmation that it will be acceptable for a prospectus contained in a Form S-3 filed by Allstate Life to incorporate by reference Allstate Life's Form 10, and that the staff will not recommend any action to the Commission if Allstate Life proceeds in such fashion.

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[8] See, for example, the Form 10 incorporated by reference in the prospectuses contained in the Form S-3 registration statement of The Equitable Life Assurance Society of the United States ("Equitable Life") filed on January 17, 1995 under the Securities Act to register market value adjustment interests under annuity contracts.

2. Sections 13(d), 13(e), 13(g), 14 and 16(a)

The registration of Allstate Life's common stock under Section 12(g) of the Exchange Act technically imposes certain requirements on Allstate Life, its officers, directors and shareholders under Sections 13(d), 13(e), 13(g), 14, and 16(a) of the Exchange Act. These requirements are designed to protect the holders of equity securities registered under Section 12(g). However, so long as all of Allstate Life's outstanding common stock is owned by Allstate Corporation, directly or through one or more wholly-owned subsidiaries, such protection is unnecessary, and the disclosure and reporting requirements of such Sections would have no meaningful application. Compliance with the provisions of those Sections would only result in increased cost and regulatory burden to Allstate Life, with no public benefit.

We therefore propose that so long as all of Allstate Life's outstanding common stock is owned by Allstate Corporation, directly or through one or more wholly-owned subsidiaries: (a) Allstate Life will not file proxy or information statements pursuant to Section 14 of the Exchange Act; (b) the officers, directors and shareholders of Allstate Life will not file reports with respect to Allstate Life common stock under Section 16(a) of the Exchange Act; (c) the shareholders of Allstate Life will not file reports under Section 13(d) or 13(g) of the Exchange Act with respect to holdings of Allstate Life common stock; and (d) Allstate Life will consider Section 13(e) of the Exchange Act to be inapplicable to transactions involving its common stock.

We request your confirmation that the staff will not recommend any action to the Commission if Allstate Life and its officers and directors and shareholders proceed as outlined in the immediately preceding paragraph. We note that the staff has responded favorably to similar requests in analogous situations. *See Duke Energy Corporation and Duke Capital Corporation, NationsBank Corporation and GE Global Insurance Holding Corporation* cited above; see also, *Pacific Gas Transmission Company* (May 11, 1995), *Mission Energy Company* (Nov. 4, 1994), and *Ford Holdings Inc.* (Feb. 8, 1990).

If you have any questions concerning this letter or require additional information, please call the undersigned at 202.295.4019, or Richard T. Choi of this firm at 202.295.4005.

Very truly yours,

Peter E. Panarites

Peter E. Panarites

Enclosures (7)